Exhibit 3.1

AMENDMENT TO THE

BYLAWS OF

ANALYSTS INTERNATIONAL CORPORATION

In accordance with the provisions of Article VI of the Bylaws of Analysts International Corporation, as amended and restated December 13, 2002, Section 1 of Article III of said Bylaws shall be changed to read in its entirety as follows:

Section 1.  The business and property of the corporation shall be managed by the Board of Directors, consisting of not less than five, nor more than nine, members.  The Board of Directors shall from time to time determine the number of directors within the range of five to nine.  The term of each director shall continue until the next regular meeting of the corporation or until a successor is elected and qualified.

All other provisions of the By-Laws shall remain in full force and effect and unchanged by this Amendment.